Exhibit 99(qq)

[Letter to Members of the Professional Investment Community]

September 3, 1996



Members of the Professional Investment Community:

As you assist your clients in making a decision on the IES Industries merger vote on September 5, we believe the following elements of the MidAmerican proposal should be considered:

         * Higher Value - MidAmerican's proposal offers a 25% higher dividend than the Wisconsin deal and a $2.47 (based on 8/30/96 closing prices) greater value per share for a tax-free, stock-for-stock exchange. MidAmerican also offers a cash option at $39 per share for those who wish to sell their stock. (Cash option available for up to 40% of shares).

         * Clear Strategy - MidAmerican intends to be a major regional energy and communications company.

         *      Natural  Fit  -  MidAmerican  and  IES  system  integration  and
                contiguous  and  overlapping   territory  make  the  MidAmerican
                proposal compelling.

         * Commitment - MidAmerican's commitment to this unique strategic opportunity is unwavering.

We urge your support for the MidAmerican proposal by a VOTE AGAINST the Wisconsin transaction.

Thank you for your support.

Sincerely,



Stanley J. Bright
President and CEO


         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the Proposed Wisconsin Transaction and that proxy statement and the other materials are incorporated herein by reference.